July 29, 2025

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Industrial Applications and Services

100 F Street, N.E.

Washington, D.C. 20549-3561

Attn: Robert Augustin and Katherine Bagley

Re:	Phaos Technology Holdings (Cayman) Limited Registration Statement on Form F-1 Initially filed January 6, 2025, as amended File No. 333-284137

Ladies and Gentlemen:

Pursuant to Rule 461, as amended, the undersigned, as the representative of the prospective underwriters of the proposed offering by Phaos Technology Holdings (Cayman) Limited (the “Company”), hereby join the Company’s request that the effectiveness of the above-referenced Registration Statement (the “Registration Statement”) be accelerated so that the Registration Statement will become effective at 4:30 p.m., Eastern Time, on July 31, 2025, or as soon thereafter as is practicable, or at such other time as the Company or its counsel, Ortoli Rosenstadt LLP, may request by telephone that such Registration Statement be declared effective.

Pursuant to Rule 460 under the Securities Act, we wish to advise you that we have distributed as many copies of the Preliminary Prospectus dated July 25, 2025, to selected dealers, institutions and others as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned, as the representative of the prospective underwriters of the proposed offering, advise on behalf of the underwriters that the underwriters have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

Very truly yours,

Network 1 Financial Securities Inc.

By:	/s/ Adam Pasholk
Name:	Adam Pasholk
Title:	Managing Director Investment Banking